METROPOLITAN MORTGAGE & SECURITIES CO., INC.
         $96,500,000  Investment Debentures, Series II
         $ 3,500,000  Installment Debentures, Series I
             250,000  Shares Variable Rate Cumulative Preferred
                      Stock, Series E-7 ($100 Per Share Offering
                      Price and Liquidation Preference)

  The Investment Debentures, Series II and Installment Debentures, Series I (collectively, Debentures) and the shares of Variable Rate Cumulative Preferred Stock, Series E-7 (Preferred Stock) are being offered separately and not as units. A holder of Investment Debentures, Series II may elect to receive interest monthly, quarterly, semi-annually or annually without compounding, or at the election of the holder of Investment Debentures, Series II if interest is left with Metropolitan it will compound semi-annually until maturity. Installment Debentures, Series I will pay equal monthly installments of principal and interest until maturity according to an amortization schedule selected by the owner. The Debentures are unsecured debt instruments, senior in liquidation to outstanding equity securities, subordinate to collateralized debt, on parity with unsecured accounts payable and accrued liabilities and on parity with all previously issued and outstanding debentures. At September 30, 1996, the Consolidated Group had approximately $1,033,190,000 of debt senior to and approximately $10,952,000 of debt in parity with the approximately $192,174,000 of outstanding debentures. The Debentures will be issued in fully registered form in fractional denominations of $0.01 or multiples thereof at 100% of the principal amount paid. Metropolitan Mortgage & Securities Co., Inc. (Metropolitan) reserves the right to change prospectively, by way of a supplement to this Prospectus, the interest rates, maturities, and minimum investment amounts on unsold Debentures. The current provisions are set forth below. See "DESCRIPTION OF DEBENTURES."

Pricing Supplement No. 1 effective October 27, 1997.

                                 ANNUAL |                                   ANNUAL
 MINIMUM                        INTEREST|   MINIMUM                        INTEREST
INVESTMENT  TERM TO MATURITY      RATE  |  INVESTMENT  TERM TO MATURITY      RATE
__________  ________________    ________|  __________  ________________    ________
    Investment Debentures, Series II           Investment Debentures, Series II
  $1,000    116 to 120 months    8.875% |   $250,000   116 to 120 months    9.000%
  $1,000     92 to 115 months    8.500% |   $250,000    92 to 115 months    8.875%
  $1,000     68 to  91 months    8.250% |   $250,000    68 to  91 months    8.750%
  $1,000     56 to  67 months    8.000% |   $250,000    56 to  67 months    8.625%
  $1,000     48 to  55 months    7.000% |
  $1,000     36 to  47 months    6.750% |      Installment Debentures, Series I
  $1,000     24 to  35 months    6.500% |     $2,000    60 to 120 months    6.500%
    $100     12 to  23 months    6.350% |

                     PREFERRED STOCK, SERIES E-7

  PRICE                            DISTRIBUTION FORMULA
PER SHARE                            (Applicable Rate)

  $100                 The greater per annum rate of
                         the Three-Month U.S. Treasury Bill Rate, or the Ten Year Constant Maturity Rate, or the Twenty Year Constant Maturity Rate, plus .5% (Minimum 6%/Maximum 14%)

  The Preferred Stock offered hereunder will be sold in whole or fractional units. Preferred Stock distributions are cumulative and are to be declared and paid monthly. See "DESCRIPTION OF PREFERRED STOCK-Distributions." Preferred Stock may be redeemed, in whole or in part, at the option of Metropolitan at the redemption prices set forth herein. Under certain limited circumstances, the Board of Directors may, in its sole discretion and without any obligation to do so, redeem shares tendered for redemption by stockholders. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares." In liquidation, Preferred Stock is subordinate to all debts of Metropolitan including Metropolitan's Investment and Installment Debentures, Series II and I, and on parity with other preferred stock and senior to Metropolitan's common stock. See "DESCRIPTION OF PREFERRED STOCK-Liquidation Rights."

  There is no trading market for the Debentures or the Preferred Stock and none is expected to be established in the future. See "RISK FACTORS." A list of persons willing to sell or purchase Metropolitan's issued and outstanding shares of preferred stock has been maintained by Metropolitan Investment Securities, Inc. (MIS) as a convenience to holders of Metropolitan's preferred stock. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares." This offering of Debentures and Preferred Stock is subject to withdrawal or cancellation by Metropolitan without notice.

  FOR A DISCUSSION OF MATERIAL RISKS ASSOCIATED WITH THE DEBENTURES AND PREFERRED STOCK OFFERED HEREBY SEE RISK FACTORS ON PAGE 13 OF THIS PROSPECTUS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR ANY PRICING SUPPLEMENT THERETO. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              UNDERWRITING DISCOUNTS           PROCEEDS TO
                   PRICE               AND                   ISSUER OR OTHER
                 TO PUBLIC        COMMISSIONS (1)              PERSONS(2)
Per
Debenture          100%              0% to 6%                  100% to 94%
Total:         $100,000,000     None - $6,000,000       $100,000,000-$94,000,000
Per
Preferred
Share              $100              0% to 6%                  100% to 94%
Total:          $25,000,000     None - $1,500,000        $25,000,000-$23,500,000

  (1) There is no direct sales charge to the investor. Debentures earn interest, and Preferred Stock distributions are calculated on their full respective offering prices, without deduction. Metropolitan will reimburse its underwriters for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of Debentures depend upon the terms of the sale and upon whether the sales are reinvestments or new purchases. See "PLAN OF DISTRIBUTION."

  (2)  Before deducting other expenses estimated at $190,000.

  The Debentures and Preferred Stock are being offered for sale on a continuous, best efforts basis. There are no minimum amounts of securities that must be sold. See "PLAN OF DISTRIBUTION" & "CERTAIN RELATIONSHIPS & RELATED TRANSACTIONS." No offering will be made pursuant to this prospectus subsequent to January 31, 1998. The offering is subject to NASD Rule 2720 (formerly Schedule E). See "PLAN OF DISTRIBUTION."

  The date of this Prospectus is June 11, 1997.